June 8, 2006

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  205049

Attention:  Amit Pande and Mike Volley

Dear Sirs:

Re:

Westsphere Asset Corporation, Inc.

Form 10-KSB for Fiscal Year End December 31, 2004

Filed April 15, 2005

File No. 0-32051

Further to your correspondence dated February 10, 2006 pertaining to the captionally noted we are answering the comments outlined following:

Financial Statements

General

Note 12 – Related Party Transactions, Page F-14 -Comment # 11

All of the related party transactions that Westsphere and its subsidiaries have had with its executive officers, directors, nominees for election as a director, security holders named in response to Item 403 and any member of the immediately family of the foregoing are exempt from disclosure under Item 404 of Regulation S-B due to the fact that none of such transactions were in excess $60,000 (see Item 404(b)(4)).

Below is a breakdown of the followings related party transactions for the year ending December 31, 2004

Accounts receivable, related parties

Employees of Westsphere’s subsidiary

$   4,660

Accounts payable, related parties consist of:

Officers’ and Director’s bonuses payable

  carried forward from year 2002 in the amount of

$  64,058

Douglas Mac Donald, President/CEO

$12,603

Robert Robins, Vice President

    9,479

Dr. Roy Queen, Director

  12,603

Bernd Reuscher, Director

  12,603

Kim Law, Chief Financial Officer

    6,793

Sonia Goeseels, VP of Administration

    9,977

$64,058

A loan advanced from Westsphere’s President/CEO

    38,137

Total

$102,195

All of the related party transactions that Westsphere and its subsidiaries have had with its shareholders, which the interest of the person arises solely from the ownership of securities of the company and the person receives no extra or special benefit that was not shared equally (pro rata) by all holders of securities of the class (Item 404(b)(5).

Shareholder loans consist of:

Beasley Ranching Ltd. – shareholder of Westsphere

$   41,501

9% interest

5 Crown Investment – shareholder of Westsphere

     43,783

No interest and demand of payment

5 Crown Investment - shareholder of Westsphere

15% interest with demand note

     43,568

June Barr – Parent of Westsphere’s distributor

18% interest with demand note

   202,238

Various minority shareholders of Westsphere subsidiary

     Trac Pos Processing Inc.

     43,153

Total

$ 374,243

Convertible debenture – the debentures are convertible into common stock of the company at pre-split $0.75 a share or $15 post-split.  Westsphere received funds on Oct. 10, 2000.

The outstanding debentures are payable to persons who are

  Solely from the ownership of securities

Bruce Beasley

$  32,089

Charles Beasley

    32,089

Carl Beasley

    32,089

Lee Beasley

    24,065

Total

$120,332

In connection with responding to your comments, we acknowledge that:

•

The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Immediately following this correspondence further response to your comments will be forthcoming.

Sincerely,

/s/ Douglas N. Mac Donald

Douglas N. Mac Donald, President & CEO

Westsphere Asset Corporation, Inc.

cc

Kim Law, CFO

Steve McCollom, External Auditor